J Sainsbury plc

082-00913

RECEIVED

2006 SEP -6 P 1:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

06016563

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	24 August 2006

SUPPL

Dear Sir

J Sainsbury Announces: Appointment of Morgan Stanley as Corporate Broker

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 24th August 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

24 August 2006

J Sainsbury plc appoints Morgan Stanley as corporate broker

Sainsbury's is pleased to announce that it has appointed Morgan Stanley & Co. International Limited as joint corporate broker. UBS Investment Bank will continue to act in their current role as joint corporate broker to Sainsbury's.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

24 August 2006

J Sainsbury plc appoints Morgan Stanley as corporate broker

Sainsbury's is pleased to announce that it has appointed Morgan Stanley & Co. International Limited as joint corporate broker. UBS Investment Bank will continue to act in their current role as joint corporate broker to Sainsbury's.

Enquiries:
Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

24 August 2006

J Sainsbury plc appoints Morgan Stanley as corporate broker

Sainsbury's is pleased to announce that it has appointed Morgan Stanley & Co. International Limited as joint corporate broker. UBS Investment Bank will continue to act in their current role as joint corporate broker to Sainsbury's.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

24 August 2006

J Sainsbury plc appoints Morgan Stanley as corporate broker

Sainsbury's is pleased to announce that it has appointed Morgan Stanley & Co. International Limited as joint corporate broker. UBS Investment Bank will continue to act in their current role as joint corporate broker to Sainsbury's.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

24 August 2006

J Sainsbury plc appoints Morgan Stanley as corporate broker

Sainsbury's is pleased to announce that it has appointed Morgan Stanley & Co. International Limited as joint corporate broker. UBS Investment Bank will continue to act in their current role as joint corporate broker to Sainsbury's.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127